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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 1

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

US 1 Industries, Inc. (Name of Issuer)
Common Stock, no par value per share (Title of Class of Securities)
89355200 (CUSIP Number)

W. Brinkley Dickerson, Jr., Troutman Sanders LLP, 600 Peachtree Street,
Atlanta, Georgia 30308, (404) 885-3822
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 8, 2002 (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

        Check the following box if a fee is being paid with the statement     . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 89355200	13D	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
August Investment Corporation I.R.S. Identification No.: 35-1897873

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Indiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,150,946.1

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,150,946.1

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,150,946

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%

14	TYPE OF REPORTING PERSON
IC

CUSIP No. 89355200	13D	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
August Investment Partnership I.R.S. Identification No.: 35-1905858

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Indiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,150,946.1

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,150,946.1

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,150,946.1

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 89355200	13D	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Harold Antonson Social Security No.: ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
BK, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,126,111

	8	SHARED VOTING POWER
1,764,124

	9	SOLE DISPOSITIVE POWER
1,126,111

	10	SHARED DISPOSITIVE POWER
1,764,124

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,890,235

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.9%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 89355200	13D	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Michael Kibler Social Security No.: ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
BK, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,066,666

	8	SHARED VOTING POWER
1,764,124

	9	SOLE DISPOSITIVE POWER
1,066,666

	10	SHARED DISPOSITIVE POWER
1,764,124

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,830,790

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.4%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 89355200	13D	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Brad James Social Security No.: ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
151,858

	8	SHARED VOTING POWER
15,123

	9	SOLE DISPOSITIVE POWER
151,858

	10	SHARED DISPOSITIVE POWER
15,123

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
166,981

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.4%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 89355200	13D	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
John Lavery Social Security No.: ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
522,439

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
522,439

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
522,439

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.5%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 89355200	13D	Page 8 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Eastern Refrigerated Transportation, Inc. I.R.S. Identification No.: 35-1499501

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Indiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
522,439

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
522,439

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
522,439

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.5%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 89355200	13D	Page 9 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Enterprise Truck Line, Inc. I.R.S. Identification No.: 36-2121458

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Indiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
75,616

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
75,616

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
75,616

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
.7%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 89355200	13D	Page 10 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Seagate Transportation Services, Inc. I.R.S. Identification No.: 35-1544464

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Indiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,123

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,123

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,123

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
.1%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 89355200	13D	Page 11 of 17 Pages

Item 1.    Security and Issuer.

        This statement on Schedule 13D relates to the common stock, no par value per share (the "Common Stock"), of US 1 Industries, Inc., an Indiana corporation (the "Company"). The principal executive offices of the Company are at 1000 Colfax, Gary, Indiana 46406.

Item 2.    Identity and Background.

        This statement is being filed by August Investment Corporation, an Indiana corporation ("AIC"), August Investment Partnership, an Indiana limited partnership ("AIP"), Harold Antonson, Michael Kibler, Brad James, John Lavery, Eastern Refrigerated Transportation, Inc., Enterprise Truck Line, Inc., and Seagate Transportation Services, Inc., collectively (the "Reporting Persons").

        The principal offices of AIC are located at 1000 Colfax, Gary, Indiana 46406.

        The principal offices of AIP are located at 1000 Colfax, Gary, Indiana 46406.

        The principal offices of Eastern Refrigerated Transportation, Inc. are located at 2000 West 43rd Street, Chicago, Illinois 60609.

        The principal offices of Enterprise Truck line, Inc. are located at 1000 Colfax, Gary, Indiana 46406.

        The principal offices of Seagate Transportation Services, Inc. are located at 555 F Street, Perrysburg, Ohio 43551.

        Harold Antonson, whose business address is 1000 Colfax, Gary, Indiana, 46406, is the Chief Financial Officer of the Company. Harold Antonson is a citizen of the United States.

        Michael Kibler, whose business address is 1000 Colfax, Gary, Indiana 46406, is the President and Chief Executive Officer of the Company. Michael Kibler is a citizen of the United States.

        Brad James, whose business address is 555 F Street, Perrysburg, Ohio 43551, is the President of Seagate Transportation Services, Inc. Brad James is a citizen of the United States.

        John Lavery, whose business address is 2000 West 43rd Street Chicago, Illinois 60609, is the President of Eastern Refrigerated Transportation, Inc. John Lavery is a citizen of the United States.

        During the last five years, neither AIC, AIP, Harold Antonson, Michael Kibler, Brad James, John Lavery, Eastern Refrigerated Transportation, Inc., Enterprise Truck line, Inc. nor Seagate Transportation Services, Inc. has been (a) convicted of any criminal proceeding

CUSIP No. 89355200	13D	Page 12 of 17 Pages

(excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding of any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

        The shares reflected in this filing were acquired almost entirely in 1993 or, with respect to the acquisition by AIP of 386,822, Eastern Refrigerated Transportation, Inc. of 522,439, Enterprise Truck Line, Inc. of 75,616 and Seagate Transportation Services, Inc. of 15,123 shares of the Common Stock, as of July 8, 2002, upon the exchange of the Company's Series A Preferred Stock which, in turn, was acquired in 1993, for Common Stock. No additional funds are being invested at the current time. The funds used in the 1993 acquisitions were obtained from a range of sources, including existing cash and cash borrowed from banks.

Item 4.    Purpose of Transaction.

        The purposes of the July 8, 2002, exchange of Series A Preferred Stock for 1,000,000 shares of the Common Stock were, among others, to improve the Company's financial position, to faciliate a future re-listing of the Common Stock, and to provide AIC and its owners a more liquid and saleable security.

        The purposes of the Reporting Persons' acquisition and continued ownership of Company securities are, among others, to grow the Company's business and performance and to enhance the value of the Common Stock.

        The Reporting Persons have no current plans with respect to transactions required to be disclosed herein, except that the Company currently is considering a reverse stock split in order to increase its per share trading price to a level sufficient for listing on the Small Cap Market.

Item 5.    Interests in Securities of the Issuer.

        (a) and (b)    The aggregate number and percentage of Securities to which this Schedule 13D relates is 4,108,759 shares of Common Stock, representing 35.4% of the 11,618,224 shares outstanding. The Reporting Persons beneficially own these shares as stated below.

        AIP is presently the beneficial owner of 1,150,946 shares of the Common Stock, approximately 9.9% of the Common Stock outstanding. AIP acquired beneficial ownership of the stock almost entirely in 1993 and through the acquisition by AIP of 386,822 shares as of July 8, 2002, upon the exchange of the Company's Series A Preferred Stock for Common Stock.

CUSIP No. 89355200	13D	Page 13 of 17 Pages

        As the general partner of AIP, AIC may be deemed to have voting or dispositive power over the Common Stock beneficially owned by AIP and therefore, be deemed to be a beneficial owner of the Common Stock owned by AIP. Antonson and Kibler each own 50%, and are directors and officers, of AIC and as a result may be deemed to have voting or dispositive power over the Common Stock owned by AIP and therefor, may be deemed to be beneficial owners of the Common Stock owned by AIP.

        Eastern Refrigerated Transportation, Inc. is presently the beneficial owner of 522,439 shares of the Common Stock, approximately 4.5% of the Common Stock outstanding. Eastern Refrigerated Transportation, Inc. has sole power to vote and dispose of the 522,439 shares of the Common Stock. Eastern Refrigerated Transportation, Inc. acquired beneficial ownership of the stock through the acquisition by Eastern Refrigerated Transportation, Inc. of 522,439 shares as of July 8, 2002, upon the exchange of the Company's Series A Preferred Stock for Common Stock.

        Antonson, Kibler, and Lavery may be deemed to be beneficial owners of the Common Stock beneficially owned by Eastern Refrigerated Transportation, Inc. as a result of their ownership of Eastern Refrigerated Transportation, Inc.

        Enterprise Truck Line, Inc. is presently the beneficial owner of 75,616 shares of the Common Stock, approximately .65% of the Common Stock outstanding. Eastern Truck Line, Inc. has sole power to vote and dispose of the 75,616 shares of the Common Stock. Enterprise Truck Line, Inc. acquired beneficial ownership of the stock through the acquisition by Enterprise Truck Line, Inc. of 75,616 shares as of July 8, 2002, upon the exchange of the Company's Series A Preferred Stock for Common Stock.

        Antonson and Kibler may be deemed to be beneficial owners of the Common Stock owned by Enterprise Truck Line, Inc. as a result of their ownership of Enterprise Truck Line, Inc.

        Seagate Transportation Services, Inc. is presently the beneficial owner of 15,123 shares of the Common Stock, approximately .13% of the Common Stock outstanding. Seagate Transportation Services, Inc. has sole power to vote and dispose of the 15,123 shares of the Common Stock. Seagate Transportation Services, Inc. acquired beneficial ownership of the stock almost entirely through the acquisition by Seagate Transportation Services, Inc. of 15,123 shares as of July 8, 2002, upon the exchange of the Company's Series A Preferred Stock for Common Stock.

        James, Antonson and Kibler may be deemed to be beneficial owners of the Common Stock owned by Seagate Transportation Services, Inc. as a result of their ownership of Seagate Transportation Services, Inc.

CUSIP No. 89355200	13D	Page 14 of 17 Pages

        Harold Antonson beneficially owns 2,890,235 shares of Common Stock which is 24.9% of the total Common Stock outstanding. Harold Antonson has the sole power to vote or dispose of 1,126,111 shares and shared power to vote or dispose of 1,764,124 shares.

        Michael Kibler beneficially owns 2,830,790 shares of Common Stock which is 24.4% of the total Common Stock outstanding. Michael Kibler has the sole power to vote or dispose of 1,066,666 shares and shared power to vote or dispose of 1,764,124 shares.

        Brad James beneficially owns 166,981 shares of Common Stock which is 1.4% of the total Common Stock outstanding. Brad James has the sole power to vote or dispose of 151,858 shares and shared power to vote or dispose of 15,123 shares.

        John Lavery beneficially owns 522,439 shares of Common Stock which is 4.5% of the total Common Stock outstanding. John Lavery has the sole power to vote or dispose of zero shares and shared power to vote or dispose of 522, 439 shares.

        (c)  On July 8, 2002 the company exchanged, in a privately negotiated transaction effected by the Reporting Persons, its Series A Preferred Stock into 1,000,000 shares of Common Stock now owned in the following proportions by:

AIP	386,822
Eastern Refrigerated Transportation, Inc.	522,439
Enterprise Truck Line, Inc.	75,616
Seagate Transportation Services, Inc.	15,123

Reference Item 4 for a description of the purposes of the exchange of the Series A Preferred Stock for Common Stock.

        (d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

        (e)  Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Exhibits 1 and 2 hereto set forth certain documents with respect to securities of the Company and agreements between the Reporting Persons, each of which is incorporated by reference to this Item 6.

CUSIP No. 89355200	13D	Page 15 of 17 Pages

Item 7.    Material to be filed as Exhibits.

Exhibit 1        Agreement by and among AIC, AIP, Eastern Refrigerated Transportation, Inc., Enterprise Truck Line, Inc., Seagate Transportation, Inc., Harold Antonson, Michael Kibler, Brad James, and John Lavery to file a joint Schedule 13D pursuant to Rule 13d-1(f)(1).

Exhibit 2        Powers of Attorney of Harold Antonson, Michael Kibler, Brad James, and John Lavery.

CUSIP No. 89355200	13D	Page 16 of 17 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2002
AUGUST INVESTMENT PARTNERSHIP
	By:	AUGUST INVESTMENT CORPORATION
	By:	/s/ HAROLD ANTONSON Harold Antonson
AUGUST INVESTMENT CORPORATION
	By:	/s/ HAROLD ANTONSON Harold Antonson
EASTERN REFRIGERATED TRANSPORTATION, INC.
	By:	/s/ HAROLD ANTONSON Harold Antonson
ENTERPRISE TRUCK LINE, INC.
	By:	/s/ HAROLD ANTONSON Harold Antonson
SEAGATE TRANSPORTATION SERVICES, INC.
	By:	/s/ HAROLD ANTONSON Harold Antonson

CUSIP No. 89355200	13D	Page 17 of 17 Pages
INDIVIDUALLY
/s/ HAROLD ANTONSON Harold Antonson
* Michael Kibler
* Brad James
* John Lavery
*
Signed by Harold Antonson, Attorney-in-fact, pursuant to Powers of Attorney filed with this Schedule 13D.

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  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interests in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Item 7. Material to be filed as Exhibits.
SIGNATURES